WABCO Holdings Inc.
Chaussée de Wavre 1789
1160 Brussels
Belgium
www.wabco-auto.com

Phone: 32-2-663-9800
Fax: 32-2-663-9896

July 14, 2014

Via Electronic Submission

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Washington, DC 20549

Re:	WABCO Holdings Inc.
Form 10-K for the year ended December 31, 2013
Filed February 13, 2014
File No. 001-33332

Dear Ms. Cvrkel:

On behalf of WABCO Holdings Inc. (the “Company”), we are hereby responding to the comments by the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated July 2, 2014 (the “Comment Letter”), in connection with the Company’s Form 10-K annual report for the year ended December 31, 2013 (“Form 10-K”) and the Company’s Form 8-K filed April 25, 2014 (“Form 8-K”).

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For convenience of reference, each of the Staff’s comments is reproduced below in italics under the headings followed in each case by the related Company response.

Form 10-K For the Year Ended December 31, 2013

Financial Statements, page 44

Notes to the Consolidated Financial Statements, page 50

Note 2. Summary of Significant Accounting Policies, page 50

Inventory Reserves, page 51

1.	We note inventory costs are determined by the use of the LIFO method, and are stated at the lower of such cost or realizable value. Please explain to us and revise your disclosure to clarify what is meant by realizable value. If it represents a measure other than “market” as defined by ASC 330-10-20, please explain to us how your policy complies with the guidance prescribed in ASC 330-10-35.

Company Response:

In response to the Staff’s comment, the Company advises the Staff that the realizable value of inventory costs represents “market” as defined by ASC 330-10-20. The Company will revise its disclosure in future filings to clarify that inventory costs are stated at the lower of cost or market.

Note 8. Inventory, page 60

2.	Please revise your footnote to disclose the nature of the cost elements included in inventory pursuant to Rule 5-02.6(b) of Regulation S-X. If any general and administrative costs are included in inventory, disclose the aggregate amount of the general and administrative costs incurred in each period, and the actual or estimate amount remaining in inventory at the date of each balance sheet.

Company Response:

In response to the Staff’s comment, in future filings, the Company will revise the footnote to include disclosure on the nature of the cost elements included, which primarily comprise direct material and labor costs, as well as material overhead such as inbound freight and custom and excise duties. The Company does not include tooling, deferred start-up or general and administrative costs in its inventory costs.

3.	Please tell us whether you recognized income as a result of a liquidation of LIFO inventories in any of the periods presented. If material, please disclose the amount realized in your statements of operations for each of the periods presented. Refer to SAB Topic 11F.

Company Response:

In response to the Staff’s comment, the Company advises the Staff that no income was recognized as a result of liquidations of LIFO inventories, as there were no such liquidations, in any of the periods presented in the Company’s Form 10-K.

Schedule II – Valuation and Qualifying Accounts, page 84

4.	We note a significant increase in your allowance for doubtful accounts during 2013 as a result of adjustments to amounts provided in prior years of $1,346. Please tell us the underlying reason for significant increase in the allowance for doubtful accounts as of December 31, 2013.

Company Response:

The Company advises the Staff that the increase in the allowance for doubtful accounts in 2013 was primarily driven by an increase in the number of customers claiming bankruptcy and in the process of liquidation. The Company supplementally advises the Staff that the impact of these customers on the allowance for doubtful accounts during 2013 totaled $932, and, excluding such impact, the allowance for doubtful accounts as a percentage of trade receivables was 1.2% as of December 31, 2013 and 2012.

Form 8-K filed April 25, 2014

5.	We note your presentation of the non-GAAP measure EBIT is reconciled to operating income rather than net income. Please revise to reconcile the non-GAAP measure EBIT to net income which represents the most comparable US GAAP measure. Refer to the guidance outlined in Question 103.02 of the Compliance and Disclosure Interpretations issued by the Division of Corporation Finance regarding Non-GAAP Financial Measures.

Company Response:

In response to the Staff’s comment, in future filings, the Company will revise its presentation to reconcile the non-GAAP measure EBIT to net income.

We thank you for your prompt attention to these responses and look forward to hearing from you at your earliest convenience. Please direct any questions concerning these responses to the undersigned at 32-2-663-9871, or alternatively Jason Campbell, Vice President and Controller, at 32-2-663-9836.

Very truly yours,

Prashanth Mahendra-Rajah
Chief Financial Officer